QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

WORLDPORT COMMUNICATIONS, INC.
(Name of Subject Company)

WORLDPORT COMMUNICATIONS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

98155J105
(CUSIP Number of Class of Securities)

Kathleen A. Cote
Chief Executive Officer
Worldport Communications, Inc.
975 Weiland Road, Suite 160
Buffalo Grove, Illinois 60089
(847) 229-8200

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)

With a Copy To:

Theodore E. Cornell
Robert F. Weber
Seyfarth Shaw
55 East Monroe Street, Suite 4200
Chicago, Illinois 60603
(312) 346-8000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Worldport Communications, Inc., a Delaware corporation ("Worldport" or the "Company"). The address of Worldport's principal executive office is 975 Weiland Road, Suite 160, Buffalo Grove, Illinois 60089. The telephone number of Worldport's principal executive office is (847) 229-8200.

        Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is Worldport's common stock, par value $0.0001 per share (the "Shares"). As of December 31, 2002, there were 39,087,252 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

        Name and Address.    Worldport, the subject company, is the person filing this Schedule 14D-9. Its business address and telephone number are set forth above in Item 1.

        Tender Offer.    This Schedule 14D-9 relates to an offer by W.C.I. Acquisition Corp., a Delaware corporation ("W.C.I." or "Purchaser"), to purchase all outstanding Shares at a purchase price of $0.50 per share (the "Offer Price"), subject to the terms and conditions set forth in W.C.I.'s offer to purchase, dated December 23, 2002 (the "Offer to Purchase") and in the related letter of transmittal, which were disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated December 23, 2002, filed by W.C.I. with the Securities and Exchange Commission (the "Commission"). The Offer to Purchase, together with the related letter of transmittal and other documents mailed with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer."

        According to the Schedule TO, notwithstanding any other term of the Offer, W.C.I. shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the obligation to pay for or return tendered shares after the termination or withdrawal of the Offer) to pay for any Shares tendered pursuant to the Offer not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date hereof and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions shall occur:

  •
  any change shall have occurred in the properties, assets, liabilities, capitalization, stockholders equity, financial condition, prospects or results of operation of Worldport or its subsidiaries which has a material adverse effect on Worldport and its subsidiaries taken as a whole; or

  •
  any preliminary or permanent judgment, order, decree, ruling, injunction, litigation, action, proceeding or application shall be instituted, pending or threatened before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which would or might restrain, prohibit or delay consummation of, or materially alter, increase the cost of, or otherwise materially affect, the Offer or the Merger (as hereinafter defined) or materially impair the contemplated benefits of the Offer or the Merger to W.C.I., Heico (as hereinafter defined) or Hambro (as hereinafter defined); or

  •
  any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the Offer or the Merger, which would or might restrain, prohibit or delay consummation of, or materially alter, increase the cost of, or otherwise materially affect, the Offer or the Merger or materially impair the contemplated benefits of the Offer or the Merger to W.C.I., Heico or Hambro; or

  •
  there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

  •
  any tender or exchange offer with respect to some or all of the outstanding Shares (other than the Offer), or a merger, acquisition or other business combination proposal for Worldport (other than the Offer and the Merger), shall have been proposed, announced or made by any person, entity or group;

  •
  W.C.I. and Worldport shall have reached an agreement or understanding that the Offer be terminated or amended or W.C.I. (or one of its affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Worldport by merger or similar business combination, or purchase of Shares or assets of Worldport; or

  •
  there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer, a sufficient number of Shares such that, after such Shares are purchased by Purchaser pursuant to the Offer, Purchaser will own at least 90% of the then outstanding Shares (when taken together with the Shares owned by Purchaser and its stockholders) (the "Minimum Condition"); or

  •
  Worldport fails to provide and fund a loan to Purchaser to purchase the Shares pursuant to the Offer and to pay related fees and expenses;

which in the reasonable judgment of Purchaser with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with the Merger.

        The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be waived by Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. In particular, Purchaser has reserved the right to waive the Minimum Condition and to elect to purchase a smaller number of Shares, although according to the Schedule TO, Purchaser has no current expectation to exercise this right. Purchaser has stated that its failure to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

        According to the Schedule TO, in no event, however, will Purchaser purchase Shares in the Offer if less than a majority of the outstanding Shares, excluding the Shares owned by Purchaser and its stockholders, are validly tendered and not withdrawn.

        According to the Schedule TO, if, pursuant to the Offer, W.C.I. acquires Shares which, together with Shares owned by W.C.I. and its stockholders, constitute at least 90% of the outstanding Shares, W.C.I. will consummate a "short-form" merger (the "Merger") pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL"). Section 253 of the DGCL provides that if W.C.I. owns at least 90% of the outstanding Shares, W.C.I. may merge with Worldport by executing, acknowledging and filing, in accordance with Section 103 of the DGCL, a certificate of such ownership and merger setting forth a copy of the resolution of W.C.I.'s Board of Directors to so merge (including a statement of the terms and conditions of the Merger and the consideration to be paid by W.C.I. upon surrender of Shares not owned by W.C.I.) and the date of its adoption. Under Section 253 of the DGCL, such a merger of Worldport with W.C.I. would not require the approval or any other action on the part of the Board of Directors or the stockholders of Worldport. W.C.I. intends to effect the Merger without a meeting of holders of Shares. The Merger is currently expected to occur as soon as possible after completion of the Offer.

        The Schedule TO states that:

  •
  The address of W.C.I.'s principal executive offices is 5600 Three First National Plaza, Chicago, Illinois, 60602 and that W.C.I.'s telephone number is (312) 419-8220.

  •
  W.C.I. was formed by The Heico Companies L.L.C. ("Heico"), J O Hambro Capital Management ("Hambro") and certain affiliates pursuant to a Joint Venture and Securityholders Agreement dated as of December 23, 2002 (the "Joint Venture Agreement"). These parties own or have the right to acquire 17,889,147 Shares, which represent approximately 45% of the outstanding Shares. Pursuant to the Joint Venture Agreement all of the Shares owned by these parties are to be contributed to W.C.I. upon completion of the Offer.

  •
  Michael Heisley, Sr. and Stanley H. Meadows own an interest in, and are directors of, W.C.I. Mr. Heisley and Mr. Meadows are also officers and directors of Worldport. In addition, Mr. Heisley and his family members control all of the outstanding ownership interests in Heico, which in turn owns or has the right to acquire 6,757,158 Shares and substantially all of the outstanding shares of Worldport preferred stock. Mr. Meadows owns 1,764,120 Shares. All of the Shares owned by Heico and Mr. Meadows are to be contributed to W.C.I. upon completion of the Offer.

All information set forth in this Schedule 14D-9 or incorporated by reference into this Schedule 14D-9 concerning W.C.I. or affiliates of W.C.I. (other than Worldport), as well as actions or events respecting any of them, has been obtained from reports or statements filed by W.C.I. with the Commission, including, but not limited to, the Schedule TO, and Worldport has not verified the accuracy of any such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Schedule 14D-9 (including the exhibits thereto) or incorporated into this Schedule 14D-9 by reference, to Worldport's knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Worldport or its affiliates and (a) any of its executive officers, directors or affiliates or (b) W.C.I. or any of its executive officers, directors or affiliates.

        Executive Officers, Directors and Affiliates of Worldport.    Michael Heisley, who is Chairman of the Board and a director of Worldport, and his daughter, Emily Heisley Stoeckel, who is a director of Worldport, are also directors, officers and owners of Heico and certain of its affiliates. Mr. Heisley and his family members control all of the outstanding ownership interests of Heico. Mr. Heisley also is a director and Chief Executive Officer and President of W.C.I. Mr. Meadows serves as a director and assistant secretary of Worldport and also is an officer and director of W.C.I. and Heico and certain of its affiliates. Mr. Meadows is also the president of a professional corporation that is a partner in the law firm of McDermott, Will & Emery. McDermott, Will & Emery acts as legal counsel for W.C.I., and as legal counsel for Worldport in connection with matters other than the Offer.

        According to the Schedule TO, Heico and Hambro have substantial voting control over Worldport. Heico owns 6,077,707 Shares and pursuant to outstanding warrants has the right to acquire an additional 679,451 Shares. Hambro beneficially owns 9,367,869 Shares. In addition to the Shares which are currently outstanding and entitle the holders thereof to one vote per share, Heico owns shares of

Worldport's Series B, C, D, E and G Convertible Preferred Stock (the "Preferred Stock"), each of which entitle the holders thereof to 40, 40, 1, 10.865 and 1,000 votes per share of Preferred Stock, respectively. Substantially all of the outstanding Preferred Stock is owned by Heico which, combined with the Shares owned by Heico, represents over 70% of Worldport's outstanding votes. As set forth in the Schedule TO, as a result of its voting interest, Heico has the power to control the vote regarding such matters as the election of Worldport's directors, amendments to Worldport's charter and other fundamental corporate transactions. Each of Heico and Mr. Meadows, collectively, and Hambro, own a 50% equity interest in W.C.I.

        W.C.I. and its Executive Officers, Directors and Affiliates.    According to the Schedule TO, the financial interests of W.C.I. are adverse, as to the Offer Price, to the financial interests of the public stockholders of Worldport. W.C.I. does not currently own any Shares. Pursuant to the Joint Venture Agreement, Heico, Mr. Meadows and Hambro have agreed to contribute all Shares owned by them to W.C.I. upon completion of the Offer. Andrew G.C. Sage III, a director of Worldport, has requested to participate in W.C.I. It is anticipated that Ms. Heisley Stoeckel will also request to participate in W.C.I.

        See Schedule I to this Schedule 14D-9 for a listing of the Shares owned by the directors, officers and stockholders of W.C.I. and the other directors and executive officers of Worldport.

        Worldport Preferred Stock.    Pursuant to the Joint Venture Agreement, upon the closing of and as part of the Merger, the holders of the Preferred Stock will be entitled to be paid out of the assets of Worldport approximately $67.6 million, less any cash dividends paid by Worldport to such holders after the date of the Joint Venture Agreement, in full redemption of the Preferred Stock.

        Loan.    Prior to or contemporaneously with the closing of the Offer, W.C.I. may borrow from Worldport funds sufficient to purchase the Shares tendered pursuant to the Offer and accepted for purchase (the "Loan"). W.C.I. has not yet requested that Worldport make the Loan, and Worldport has not determined whether it would be willing to make the Loan if so requested.

        Success Fee.    Pursuant to the Joint Venture Agreement, the parties thereto have agreed that they will cause Worldport to pay to each of Heico and Hambro a "success fee" equal to $1,393,180 upon the closing of the Merger.

        Operating Relationships.    Since ceasing its business operations Worldport has operated with a minimal headquarters staff while it completed the shutdown of its former operations, attempted to resolve its remaining contingent liabilities related to these operations and determined how to use its cash resources. An employee of Heico was appointed a Vice President of Worldport to assist Worldport in these activities. Since December 2001 this employee has devoted substantially all of his working time to these efforts and Worldport has reimbursed Heico for his salary and benefits during this period. According to the Schedule TO, the total amount reimbursed by Worldport to Heico for this employee during this period was approximately $230,000.

        Indemnification and Related Matters.    Worldport's bylaws require Worldport to indemnify, to the extent not prohibited by law, each of its officers and directors against any expenses, losses and liabilities incurred in any action, suit, investigation or other proceeding by reason of the fact that such person was or is an officer or director of Worldport. In addition, the Worldport Certificate of Incorporation provides that, to the fullest extent permitted under the DGCL (i) no director shall be personally liable to Worldport or its stockholders for monetary damages for breach of his or her fiduciary duties as a director and (ii) Worldport will indemnify its directors and officers from and against any losses or liabilities they may incur in any action or suit brought against them by reason of the fact that such person is or was a director or officer of Worldport. The directors and officers of Worldport are covered by director and officer insurance.

        Conflicts of Interest.    The foregoing matters may present the persons referred to above with actual or potential conflicts of interest with respect to the Offer.

Item 4.    The Solicitation or Recommendation.

        No Recommendation by the Board.    For the reasons set forth below under the caption "Reasons for No Recommendation," the Board of Directors of Worldport (the "Board") has determined to remain neutral and make no recommendation to Worldport's stockholders with respect to the Offer.

        Of the five members of the Board, two members, Mr. Heisley and Mr. Meadows, are officers and directors of W.C.I. and own interests therein. Mr. Sage has requested to participate in W.C.I. Ms. Heisley Stoeckel is Mr. Heisley's daughter and may request to participate in W.C.I. Ms. Cote is the chief executive officer of Worldport. Due to the actual or potential conflicts of interest which may result from the foregoing and from the other matters discussed above under the caption "Past Contacts, Transactions, Negotiations and Agreements," the Board did not determine to form a special committee to consider the Offer.

        W.C.I. has not negotiated the terms of the Offer with Worldport or the Board and W.C.I. has not requested that Worldport, the Board or any special committee of the Board approve the Offer.

        The Board believes that each holder of Shares should make his, her or its own decision regarding whether to tender Shares in the Offer based on all the available information, including the factors described later in this Schedule 14D-9 under the caption "Other Factors." In addition, in the case of holders who do not tender Shares or who tender but then withdraw Shares, each should make his, her or its own decision whether to exercise statutory appraisal rights if W.C.I. completes the Offer and the Merger.

  Background of the Offer.

        At a meeting of Worldport's Board of Directors on September 30, 2002, the Board reviewed a number of strategic alternatives for enhancing stockholder value, including the possibility of a going private transaction.

        On October 15, 2002, Hambro sent a letter to Ms. Cote, Worldport's chief executive officer, expressing an interest in exploring different possibilities for restructuring Worldport, including, without limitation, taking Worldport private. On October 15, 2002, Hambro also filed an amendment to its Schedule 13D with the Commission which described a number of the issues raised in Hambro's letter.

        The Hambro letter was discussed at a meeting of Worldport's Board of Directors on November 20, 2002. At that meeting, Mr. Meadows, on behalf of Heico, also disclosed to the Board that discussions were taking place between Heico and Hambro as to their willingness to remain as investors in Worldport as a privately-held company seeking investment opportunities. The Board authorized Ms. Cote, Chief Executive Officer of Worldport, to retain independent counsel in the event that a proposal involving a change in control or a going private transaction were presented to the Board. On November 20, 2002, Ms. Cote retained the law firm of Seyfarth Shaw to advise the Board.

        The Offer was commenced on December 23, 2002. On December 26, 2002, the Board met to review the Offer. At the meeting, the engagement of Seyfarth Shaw was confirmed by the Board. The Board also determined not to appoint a special committee to consider the Offer, for the reasons referred to under "No Recommendation by the Board." The Board authorized Ms. Cote to engage a financial adviser to provide independent financial analysis to the Board in connection with the Offer.

        Following the December 26, 2002 Board meeting, Ms. Cote and representatives of Seyfarth Shaw had discussions with various financial advisors regarding their possible engagement to provide advice to the Board with respect to the Offer. On December 31, 2002, Ms. Cote engaged High Ridge Partners, Inc. ("High Ridge") to provide services to the Board.

        On January 3, 2003, the Board of Directors met to consider the Offer. At this meeting, the Board confirmed the engagement of High Ridge.

        On January 6, 2003, the Board met again to consider the Offer. Ms. Cote and the Board's legal counsel discussed with the Board High Ridge's financial analysis of the assets and liabilities of Worldport as of November 30, 2002, which analysis is set forth in Schedule II to this Schedule 14D-9. Following this discussion and having considered the actual or potential conflicts of interest of the directors described elsewhere in this Schedule 14D-9, the Board decided to remain neutral and make no recommendation to Worldport's stockholders on whether to tender their Shares pursuant to the Offer.

        The Board retained High Ridge to provide services in connection with the Offer based on the qualifications, expertise and reputation of High Ridge, as well as its experience in valuation of assets and liabilities.

        The Board did not request High Ridge to express, and High Ridge did not express, any opinion as to the fairness of the Purchase Price to the holders of the Shares. High Ridge's analysis of the assets and liabilities of Worldport is intended for the use and benefit of the Board in connection with the Offer. High Ridge's analysis as of November 30, 2002 was not intended to be and does not constitute a recommendation to any stockholder of Worldport as to whether such stockholder should tender his, her or its Shares in the Offer, or as to any other matters relating to the Offer.

        Reasons for No Recommendation.    As discussed above under the captions "Past Contacts, Transactions, Negotiations and Agreements," and "No Recommendation by the Board," all of the members of the Board may have actual or potential conflicts of interest with respect to the Offer. For this reason, the Board has decided to remain neutral and make no recommendation with respect to the Offer.

        The Board urges each holder of Shares to make his, her or its own decision as to the acceptability of the Offer, including the Purchase Price, based on all the available information, including the information disclosed in this Schedule 14D-9 and in the Company's other publicly-filed documents.

        Other Factors.    When considering the Offer, in addition to the financial analysis of the assets and liabilities of Worldport performed by High Ridge described above, holders of Shares should take into consideration the factors set forth below. These factors have been discussed, in somewhat different terms, in the Schedule TO:

        No Operating Business; Trailing Liabilities.    Worldport has no operating businesses, but remains subject to known and potential unknown liabilities related to its past operations. A significant portion of Worldport's assets, $57.6 million, is a result of a U.S. Federal income tax refund received by Worldport. The tax return pursuant to which such refund was obtained remains subject to audit by the Internal Revenue Service. As a consequence, it is difficult to value the equity interests in Worldport and to forecast the timing for, or value that could be realized through, stockholder distributions or a liquidation of Worldport. The Company has investigated the possibility of insuring the risk of potential return of all or some portion of this income tax refund but no such insurance has been applied for or obtained. It is likely that any such insurance would provide for a substantial deductible (that is, it would not insure the entire amount of the tax refund), would provide for a significant premium and could be subject to other requirements and limitations.

        Need to Maintain Liquid Assets in Government Securities.    As a result of the lack of an operating business and its large number of stockholders, Worldport must maintain its liquid assets in government securities or comply with the requirements of the Investment Company Act of 1940. Government

securities generally produce low returns. To the extent the income from Worldport's investments is less than Wordport's expenses, the assets of Worldport and potential future distributions to Worldport stockholders will decline.

        No Business Plan.    Worldport does not have a business plan that focuses on a particular industry or strategy. The pursuit of acquisition or investment opportunities by Worldport would reflect a business plan and strategic direction determined by its Board of Directors and that could not easily be submitted to public stockholders for input or approval. While Worldport has sought and reviewed acquisition opportunities since ceasing its business operations, it has not actively pursued any of these opportunities because none of them appeared to be in the best interests of Worldport's stockholders.

        Net Book Value; Contingent Liabilities.    As of November 30, 2002, Worldport's total stockholders' equity was approximately $88.6 million. After reducing this amount by the $67.6 million liquidation preference that would be payable to holders of Preferred Stock of Worldport in a dissolution or liquidation of Worldport, this would yield a book value of approximately $0.54 per share of outstanding Shares of Worldport. This calculation of Worldport's net book value reflects Worldport's accrual for its known contingent liabilities, other than the contingent liability related to the $57.6 million income tax refund received by Worldport in April 2002. The return which produced this refund is still subject to audit by the Internal Revenue Service. Upon audit, the Internal Revenue Service could determine that adjustments are required to Worldport's calculation of, or the return related to, this amount, and as a result Worldport may be required to return to the Internal Revenue Service some portion or all of such refund. Any amount required to be returned would reduce the net book value per Share and the cash ultimately available for distribution to stockholders. If Worldport's assets were distributed and it was later determined that a refund was required, the stockholders would be subject to claims for the amount of any refund, up to the amount of any proceeds received in the distribution.

        Liquidation Value; Timing of Potential Distributions.    As of November 30, 2002, Worldport had total assets of $119.9 million, of which $118.3 million were cash and marketable securities. The liquidation value of these assets should approximate their book value. Worldport's stated liabilities of $31.3 million at November 30, 2002 reflect management's estimates and assumptions of assets and liabilities, known and contingent. It is difficult to estimate the timing or consequences of the resolution of Worldport's contingent liabilities. It is possible that a favorable resolution of these liabilities could result in a liquidation value that exceeds $0.50 per Share. However, given the limitations on Worldport's ability to distribute assets while the contingent liabilities have not been resolved and the need to pay the holders of Preferred Stock of Worldport a liquidation preference of approximately $67.6 million in any liquidation, it is difficult to determine when and in what amount any distribution could be made to the holders of the Shares.

        Premium Offered; Lack of Liquidity.    The $0.50 Offer Price represents a premium of approximately 31% over the average closing price of the Shares during the fifteen trading days ended December 20, 2002. There is very little trading activity for the Shares which may make it more difficult for a holder of Shares to liquidate this investment. Worldport believes the trading price of the Shares has been, and will continue to be, affected by Worldport's small market capitalization, the presence of a controlling stockholder and the absence of ongoing business operations.

        Heico's Ownership Interest.    As described under "Past Contacts, Transactions, Negotations and Agreements—Executive Officers, Directors and Affiliates of Worldport," Heico has substantial voting control over Worldport. According to the Schedule TO, Heico has no interest in converting its equity interest in Worldport into cash or an alternative equity investment. This may have the effect of discouraging a proposal for the purchase of Worldport's outstanding stock from a third party.

        Other Transactions.    The Offer Price for the Shares is consistent with or higher than the prices at which Heico and Hambro have purchased shares in other recent transactions. On December 17, 2002, in a privately negotiated transaction, Heico purchased 4,717,500 Shares from an unaffiliated third party for $0.50 per share. On October 15, 2002, an entity which Hambro controls purchased 80,000 Shares on the open market for a price of $0.43 per share.

        Factors Regarding the Offer.    Holders of Shares also should take into consideration the following factors with regard to the Offer:

  •
  Each public stockholder can individually determine whether to tender Shares in the Offer.

  •
  The Offer may provide the opportunity for the public stockholders to sell their Shares without incurring brokerage and other costs typically associated with market sales.

  •
  In the event of the Merger, Worldport stockholders who elect not to tender their Shares in the Offer are to receive the same consideration in the Merger that W.C.I. pays in the Offer, subject to their right to dissent from the Merger and demand an appraisal of the fair value of their Shares under state law.

  •
  Public stockholders who believe that the terms of the Offer and the Merger are not fair may pursue appraisal rights in connection with the Merger under state law.

  •
  The Offer is conditioned on the tender of at least a majority of the outstanding Shares, excluding the Shares owned by W.C.I. and its stockholders.

        Additional Factors.    According to the Schedule TO, since Worldport does not have any active business operations, the Offer does not take into consideration any going concern value of Worldport. Neither W.C.I. nor Worldport has sought or obtained any report, opinion or approval as to the fairness of the Offer and Merger to the unaffiliated holders of Shares. While Worldport has received a number of preliminary inquiries from third parties exploring the possibility of engaging in a transaction with Worldport, no third party has made any firm offer or indicated any proposed valuation for the Shares, so, according to the Schedule TO, the Offer does not reflect any such matters. The following factors should also be taken into consideration:

  •
  Following the successful completion of the Offer and the Merger, the public stockholders would cease to participate in the future earnings or growth, if any, of Worldport or benefit from increases, if any, in the value of their holdings in Worldport.

  •
  The financial interests of W.C.I. are adverse, as to the Offer Price, to the financial interests of the unaffiliated stockholders of Worldport.

  •
  Certain officers and directors of Worldport have actual or potential conflicts of interest in connection with the Offer and the Merger. See "Past Contacts, Transactions, Negotiations and Agreements."

  •
  The Offer and the Merger do not provide the public stockholders with an opportunity to vote on the proposed transaction. In addition, W.C.I. did not seek the approval of Worldport's Board of Directors of the Offer or the Merger.

        Intent to Tender.    To the knowledge of Worldport after reasonable inquiry, the executive officers, directors and affiliates of Worldport are currently evaluating whether or not to tender in the Offer the Shares that are held of record or beneficially owned by them, except that Mr. Heisley, Mr. Meadows, Heico and Hambro have agreed to contribute the Shares owned by them to W.C.I.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Except as disclosed in this Schedule 14D-9, neither Worldport nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to its stockholders on its behalf with respect to the Offer.

        Worldport has agreed to pay High Ridge fees of $50,000 for its services described herein, $25,000 of which was payable upon retention of High Ridge and the balance payable upon completion of the report of High Ridge to the Board. Worldport also has agreed to indemnify High Ridge with respect to claims, liabilities, losses, costs, damages or expenses (including reasonable legal fees) in connection with its engagement.

Item 6.    Interest in Securities of the Subject Company.

        Transactions in Shares during the past sixty days.    According to the Schedule TO, On October 15, 2002, an entity which Hambro controls acquired 80,000 shares of Worldport common stock on the open market for a price of $0.43 per share. On December 17, 2002, Heico purchased 4,717,500 million shares in a privately negotiated transaction for a price of $0.50 per share.

        Except as disclosed above, Worldport has no knowledge of Share transactions effectuated in the past sixty days by Worldport or any executive officer, director, affiliate or subsidiary of Worldport.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Worldport is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of Worldport's securities by Worldport, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Worldport or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of Worldport or any of its subsidiaries, or (d) any material change in the present dividend rate or policy or indebtedness or capitalization of Worldport.

        There are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

        Antitrust.    The acquisition by Purchaser of the Shares is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        Appraisal Rights.    Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares who has neither tendered their Shares in the Offer nor voted in favor of the Merger (if a vote is required) and who properly demands an appraisal of their Shares under Section 262 of the DGCL will be entitled, in lieu of receiving the Merger consideration, to receive a payment in cash equal to the fair value of their Shares as determined by an appraisal by the Delaware Court of Chancery (which shall be determined exclusive of any element of value arising from the accomplishment or expectation of the Merger) together with a fair rate of interest, if any, to be paid from the date of the Merger. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the cash consideration offered in the Merger. A stockholder may withdraw his demand for appraisal by delivery to W.C.I. of a written withdrawal of his demand for appraisal.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL which is attached as Schedule III to this Schedule 14D-9.

        Forward-Looking Statements.    Certain of the information contained in this Schedule 14D-9 should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which is subject to a number of risks and uncertainties. These forward-looking statements represent the Company's expectations or beliefs concerning future events, including the following: the terms or status of any loan by Worldport to W.C.I. in connection with the Offer, estimates of Worldport's trailing or contingent liabilities, amounts available for satisfaction of those liabilities or the timing or consequences of the resolution of those liabilities, estimates of the liquidation value of Worldport's assets or the future trading price of the Shares. The Company cautions that although forward-looking statements reflect the Company's good faith beliefs and best judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including those risks, uncertainties and factors detailed from time to time in reports filed with the Commission. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed herein. The Company assumes no obligation to update such forward looking-statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements other than as required by law.

        Other.    The information set forth in the documents listed under the caption "Exhibits" is incorporated herein by this reference.

Item 9.    Exhibits.

(a)(1)	Press Release, dated December 30, 2002, issued by Worldport.
(a)(2)	Letter dated January 7, 2002 to holders of common stock of Worldport (included with Schedule 14D-9 mailed to such holders).
(a)(3)	Press Release, dated January 7, 2002 issued by Worldport.
(a)(4)	Offer to Purchase, dated December 23, 2002 (previously filed as Exhibit (a)(1) to the Schedule TO filed by W.C.I. on December 23, 2002, and incorporated herein by reference).
(a)(5)	Letter of Transmittal (previously filed as Exhibit (a)(2) to the Schedule TO filed by W.C.I. on December 23, 2002 and incorporated herein by reference).

(a)(6)	High Ridge Partners, Inc. analysis of Worldport assets and liabilities as of November 30, 2002 (included as Schedule II to this Schedule 14D-9).
(e)(1)
Certificate of Incorporation of Worldport, as amended (previously filed as Exhibit 3.1 to Worldport's Form 10-KSB/A dated August 8, 1998 for the fiscal year ended December 31, 1997, and incorporated herein by reference).
(e)(2)
Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of the Company, dated March 6, 1998 (previously filed as Exhibit 4.1 to Worldport's Form 10-QSB dated May 15, 1998 for the fiscal quarter ended March 31, 1998 and incorporated herein by reference).
(e)(3)
Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Company, dated December 29, 1998 (previously filed as Exhibit 4.1 to Worldport's Form 8-K dated December 31, 1998 and incorporated herein by reference).
(e)(4)
Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 2, 1999 (previously filed as Exhibit 3.1 to Worldport's Form 10-Q dated November 15, 1999 for the fiscal quarter ended September 30, 1999 and incorporated herein by reference).
(e)(5)
Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of the Company, dated July 13, 1999 (previously filed as Exhibit 4.2 to Worldport's Form 8-K, dated July 15, 1999 and incorporated herein by reference).
(e)(6)
Certificate of Designation, Preferences and Rights of Series G Convertible Preferred Stock of the Company, dated July 21, 2000 (previously filed as Exhibit 4.1 to Worldport's Form 10-Q dated August 14, 2000 for the fiscal quarter ended June 30, 2000 and incorporated herein by reference).
(e)(7)	Bylaws of Worldport, as amended (previously filed as Exhibit 3.2 to Worldport's Form 10-Q dated August 14, 2002 for the fiscal quarter ended June 30, 2002 and incorporated herein by reference).
(e)(8)
Joint Venture and Securityholders Agreement by and among W.C.I. Acquisition Corp., the Heico Companies, L.L.C. and J O Hambro Capital Management Limited, dated December 23, 2002 (previously filed as Exhibit (d) to the Schedule TO filed by W.C.I. on December 23, 2002 and incorporated herein by reference).
(g)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2003.

WORLDPORT COMMUNICATIONS, INC.
By:	/s/ Kathleen A. Cote Name: Kathleen A. Cote Title: Chief Executive Officer

SCHEDULE I

        The following table sets forth the current ownership of shares of Worldport common stock by (a) the directors, executive officers and stockholders of W.C.I., and (b) other directors and executive officers of Worldport:

Name	Number of Shares Owned	% of Total(1)
The Heico Company L.L.C.(2)	6,757,158	17.3%
Michael Heisley(2)(3)	6,757,158	17.3%
Stanley H. Meadows(3)(4)	1,764,120	4.5%
J O Hambro Capital Management Ltd.(5)	9,367,869	24.0%
Christopher H.B. Mills(5)	9,367,869	24.0%
Jeremy Brade	0	—
Andrew G.C. Sage III(3)(4)	100,000	*
Kathleen A. Cote(4)(6)	0	—
Emily Heisley Stoeckel(3)(4)	1,200	*

*
Less than 1%.

(1)
As of December 31, 2002, there were 39,087,252 shares of common stock outstanding.

(2)
Includes 6,077,707 shares of common stock and warrants to acquire 679,451 shares of common stock owned by Heico. Does not include shares of common stock issuable upon conversion of shares of Worldport preferred stock. All of the Worldport preferred stock will be redeemed in the Merger. Also does not include shares of Worldport common stock issuable pursuant to options with an exercise price in excess of $0.50 per share.

(3)
Director of Worldport.

(4)
Does not include shares of common stock issuable pursuant to options with an exercise price in excess of $0.50 per share.

(5)
Includes shares held by funds for which Hambro acts as investment advisor.

(6)
Director and Chief Executive Officer of Worldport.

SCHEDULE II

HIGH RIDGE PARTNERS, INC.

        High Ridge Partners, Inc. ("HRP") has been retained by Worldport Communications, Inc. ("Worldport" or the "Company") and its Board of Directors to evaluate Worldport's assets and its direct and contingent liabilities and the accruals and reserves therefore.

        This report is based upon information made available to HRP by Worldport's management and counsel. During the course of our work, we did not apply any procedures sufficient to constitute an audit of any financial statements in accordance with generally accepted auditing standards and therefore we are not issuing an independent accountants opinion on any of the data. THE WORK WHICH WE HAVE PERFORMED DOES NOT CONSTITUTE AN AUDIT OF THE COMPANY'S FINANCIAL STATEMENTS. HRP does not make any warranty or representation regarding the accuracy or the completeness of the report based upon information provided by others. Furthermore, this report is limited to the matters expressly set forth therein, and no inferences should be drawn beyond the matters expressly stated.

        The following report is based upon facts and information made available as of the date of the report, and HRP expressly disclaims any undertaking to advise of any facts or occurrences which we were not aware of or which may subsequently be brought to our attention which may alter, in whole or in part, any portion of the report. This report is being furnished to the Company and its Board of Directors for their sole benefit in connection with evaluation of Worldport's assets and liabilities and may not be relied upon for any other purpose and may not be relied upon by any other person, firm, or corporation.

        HRP hereby consents to a description of, and the inclusion of, this report in Worldport's Schedule 14D-9 dated January 7, 2003 being filed by Worldport with the Securities and Exchange Commission in connection with W.C.I. Acquisition Corp.'s offer to purchase the outstanding shares of common stock of Worldport, and any amendments thereto.

Dated: January 7, 2003

Very truly yours, High Ridge Partners, Inc.
By:	/s/ Michael J. Eber Name: Michael J. Eber Title: Principal

        The following statement represents a summary of Worldport's consolidated assets and liabilities as of November 30, 2002 (unaudited), and a calculation of the book value per share of common stock. The accompanying footnotes provide additional information regarding certain assets and liabilities and should be read in conjunction with this statement.

Worldport Communications, Inc.
Statement of Assets and Liabilities
As of November 30, 2002
(U.S. dollars in thousands except share data)
(Unaudited Per Company Books)

CURRENT ASSETS
Cash	$107,506	(1)
Marketable Securities	10,821	(2)
Accounts Receivable	—	(3)
Other Receivable	59	(4)
Prepaid and Other	273	(5)

TOTAL CURRENT ASSETS	$118,659
FIXED ASSETS
Fixed Assets	1,032	(6)
Accumulated Depreciation	(319)

NET FIXED ASSETS	$713
Deposits	9
Letters of Credits	374	(7)
Other Assets	133	(8)

TOTAL ASSETS	$119,888

CURRENT LIABILITIES
Accounts Payable	2,885	(9)
Accrued Expenses	12,327	(10)
Net Liabilities of Non-Controlled Subsidiaries	9,642	(11)
Income Taxes Payable	1,254	(12)
Capital Leases—Current	2,995	(13)
Other Current Liabilities	1,417	(14)

TOTAL CURRENT LIABILITIES	$30,520
LONG TERM LIABILITIES
Capital Leases—Long Term	766

TOTAL LONG TERM LIABILITIES	$766
TOTAL LIABILITIES	$31,286
ASSETS IN EXCESS OF LIABILITIES	$88,602
ESTIMATED PREFERRED STOCK LIQUIDATION PREFERENCE	$67,577
ASSETS AVAILABLE FOR COMMON STOCK	$21,025
COMMON STOCK OUTSTANDING	39,087,252
COMMON STOCK PER SHARE BOOK VALUE	$0.54(15)

Worldport Communications, Inc. ("Worldport" or the "Company")
Notes
November 30, 2002
(U.S. dollars in thousands)

1.
Cash and cash equivalents

  As of November 30, 2002, $106,953 was held by Marshall & Ilsley Trust Company of which $22,699 was invested in fixed income securities, and $84,254 was invested in Marshall Money Market Funds. In addition, the Company maintains an operating account at LaSalle Bank with a balance of $545 on November 30, 2002 and other accounts with net balances of $8.

  The cash balance includes a $57,561 income tax refund received in April 2002. Receipt of this refund does not indicate that the Internal Revenue Service agrees with the positions taken by the Company in its tax returns. The refund is still subject to review by the Internal Revenue Service of the Company's 2001 tax return. The statute of limitations for the notification of an audit is generally three years from the filing of the applicable tax return, although this period can be extended by agreement.

2.
Marketable securities

  The Company currently owns a marketable security, stated at its fair market value of $10,821 with a contractual maturity of 2004.

3.
Accounts receivable

  In March 2002 Worldport's U.K. subsidiaries, Hostmark World Limited ("Hostmark World") and Hostmark U.K. Limited ("Hostmark U.K."), filed a petition for Administration under the United Kingdom Insolvency Act. As of November 30, 2002 Worldport had intercompany receivables from Hostmark World and Hostmark U.K. of $20,935 and $2,589, respectively. An administrator was appointed for these subsidiaries. Since Worldport is a creditor of these subsidiaries, it is expected that Worldport will file a claim or claims and Worldport may receive distributions in connection with this administration, although Worldport cannot presently determine whether it will receive any such distribution, or if so, what the amount thereof will be and therefore management has elected not to record any potential receivable. As these intercompany receivables are eliminated in consolidation, no receivable currently exists on the Worldport consolidated financial statements for these claims. There can be no assurance of the amount of any distribution.

4.
Other receivables

  This amount represents two months rent due as of November 30, 2002 from The Bristol Consulting Group, Inc., the sub-tenant in the Atlanta office space. Worldport is the beneficiary of an irrevocable standby letter of credit in the amount of $167 from the sub-tenant at City National Bank of West Virginia insuring payment of this rent.

5.
Prepaid and other

  As of November 30, 2002, prepaid and other includes $247 of prepaid insurance related to D&O coverage, including $51, the current portion of the insurance payment for a 6 year D & O run-off policy. The balance is prepaid general insurance and workers compensation insurance.

6.
Fixed assets

  Fixed assets are carried at cost less writedowns for impairments where necessary. The Company took significant writedowns in 2001 in connection with the decision to cease funding of operations of its subsidiaries. The remaining assets include EMC equipment in Ireland valued at an estimated liquidation value of $497 and currently in the hands of the receiver, and furniture and telephone equipment at the Company's Buffalo Grove headquarters valued at approximately $105 that it is anticipated will be assigned to the landlord in connection with that lease termination for $0.001 (in which case such writedown will be reflected in the financial statements of the Company).

7.
Letters of credit

  Worldport established an irrevocable standby letter of credit at LaSalle Bank, which is secured by a deposit for the benefit of Channor Limited of Dublin, Ireland for the Block 10 lease in the event of default by Worldport or Worldport Ireland Limited. As of November 30, 2002, $374 remained on deposit. On December 24, 2002 an additional $315 was drawn out. Per discussions with management, it is expected that the remainder of the letter of credit will be drawn in its entirety, eliminating this asset.

8.
Other assets

  In December 2001 Worldport sold its VIS-able International AB subsidiary to Swedish IT Investment Group AB for $850 in the form of a note due January 31, 2006. Per discussions with management, the Swedish group is experiencing financial difficulties. Due to the uncertainties related to the collectibility of this note, it has been fully reserved.

  In October 2001 Worldport sold its remaining carrier business, Telenational Communications, Inc. ("TNC") for a $400 note. The full amount of this note was reserved at November 30, 2002. Per discussion with management, payment of approximately $300 was received in settlement of the note during December 2002. This amount will be reflected in the Company's financial statements as additional cash at December 31, 2002.

  The remaining item in other assets is $133, the long-term portion of prepaid D & O insurance.

9.
Accounts payable

  Accounts payable includes liabilities related to Worldport Ireland Limited including:

John Sisk & Son Ltd	$433
Cable and Wireless (Ireland) Limited	$623
Industrial Development Agency (Ireland) ("IDA")	$1,702

          John Sisk was the general contractor for the Irish data center build-out. The outstanding balance of $433 is currently being disputed.

          Cable and Wireless Limited has made a claim against the Company related to a contract to provide Internet services. In June 2002, the High Court of Ireland issued a Summary Summons to Worldport on behalf of Cable and Wireless (Ireland) Limited, who is seeking payment of $3,840 and applicable VAT. The Company has asserted that the claims, to the extent valid are obligations of the Company's Irish subsidiary and not of the Company. There can be no assurance that such claims will not be successful against the Company, and therefore the Company has elected to accrue the estimated amount of the entire claim, the balance of which is included in accrued expenses.

          IDA is claiming that the Company guaranteed all of the obligations of Worldport Ireland Limited, its alliance member under an alliance agreement with IDA, Worldport Ireland Limited and Global Crossing in July 2000. The Company has asserted that such a guarantee is not in effect. There can be no assurance that such claims will not be successful against the Company, and therefore the Company has elected to accrue the estimated amount of the entire claim, the balance of which is included in accrued expenses.

10.
Accrued expenses

  As of November 30, 2002 management accrued the following expenses for Worldport including the following:

Settlement of Buffalo Grove lease	$357
Legal fees	126
Professional fees	255
Bank service fees	15
Franchise taxes	17
Accrued severance	342
Miscellaneous	44

$1,155

  No analysis of these accruals has been performed by High Ridge Partners.

  In addition, accrued expenses for Ireland include the following:

Channor Limited Block 9 lease	$5,196
Cable and Wireless (Ireland) Limited	3,719
IDA	1,717
EMC accrued interest	250
ESAT	147
Telecity	109

$11,138

          The Channor Limited Block 9 lease is a 25-year lease agreement between Channor Limited, Blanchardstown Corporate Park Management Limited, Worldport Ireland Limited and Worldport. The liquidator disclaimed this lease in September 2002. Because of a guarantee of the lease by Worldport (the validity of which is subject to question) Worldport has accrued $5,196 for that obligation. Under the terms of the guarantee the landlord may compel Worldport to enter into a new lease on the same terms. If the landlord does not require the Company to enter into a new lease, the lease may require the Company to pay to the landlord on demand, a sum equal to the rent and other amounts payable under the lease for the twelve month period following the disclaimer or for such shorter period until the landlord has granted a lease of the property to a third party. To date Channor Limited filed a claim with the liquidator in the amount of $883 representing unpaid rent and other charges through December 31, 2002 but has not asked Worldport to either pay the balance of the twelve month period following disclaimer or enter into a new lease. Per discussion with the Company's legal counsel, the balance of the twelve months rent, if claimed, would raise the current claim of $883 to approximately $1,500. The accrual of $5,196 represents an estimate of the Company's liability should it have to enter into a new lease. The Company is determining what defenses, if any, are available to all of these claims, including any attempt to have it enter into a new lease. There can be no assurances, however, that such claims will not be successful against Worldport.

          Cable and Wireless (Ireland) Limited—see footnote 9 above.

          IDA—see footnote 9 above.

          EMC accrued interest—see footnote 13 below.

          ESAT and Telecity were bandwidth providers of Worldport Ireland Limited. No information with respect to these accruals was available for our review.

11.
Net liabilities of non-controlled subsidiaries

  This amount represents the net liabilities of Worldport's subsidiaries in legal reorganization or other proceedings (including administration, receivership, or liquidation). The Company deconsolidated these subsidiaries by reflecting the net liabilities as one line item and discontinued recording any gains or losses after the dates of commencement of these proceedings. According to the Worldport September 30, 2002 SEC Form 10Q, net liabilities of non-controlled subsidiaries do not include obligations that the parent company, Worldport, has guaranteed or incurred directly (including those alleged to have been guaranteed). Due to the uncertainties surrounding the resolution of these liabilities, management has elected to include the non-guaranteed portion as a liability. It cannot presently be determined whether or to what extent Worldport will be responsible for the liabilities of its non-controlled subsidiaries. To the extent Worldport is not determined to be responsible for the liabilities of its non-controlled subsidiaries, the net liabilities of Worldport will be reduced.

12.
Income taxes payable

  The Company has an accrual of $1,000 for federal income taxes payable and $254 for state income taxes payable remaining on their books related to the 2000 income tax returns.

13.
Capital leases

  Worldport entered into an equipment lease with IBM International Centre for Asset Management NV on an EMC Corporation storage infrastructure system.    The principal balance as of November 30, 2002 is included in Worldport consolidated financial statements and the accrued interest is included in accrued expenses.

14.
Other current liabilities

  Other current liabilities include:

Worldport "old" liabilities	$288
Star Telecommunications, Inc. ("Star")	$916
Lloyd's settlement of class action lawsuit	$125

          Worldport's "old" liabilities represent the remaining accruals for the old telecommunication business. High Ridge Partners has not analyzed these accruals.

          Worldport purchased 10 years of bandwidth from an entity now known as Ebone Broadband Services, Ltd. ("Ebone") and sold 20 years of bandwidth to Star. Star placed $535 into escrow for payment on this obligation. Star and Ebone are both currently in bankruptcy. Per discussion with the Company's legal counsel it is difficult to determine how this will be resolved; and therefore the effect on the Company's balance sheet is difficult to determine at this time.

          Lloyd's settlement represents $100 received by the Company from Lloyd's for shareholder distribution in connection with the settlement of the class action lawsuit, and an accrual of $25 for associated legal fees.

15.
Common stock per share book value

  This amount is calculated on the net assets and liabilities per books as of November 30, 2002. There are many contingencies as of that date and there are no assurances as to the final resolution of these contingencies and the related effect on the Company's statement of assets and liabilities. The resolution of these contingencies may significantly increase or decrease the current per share book value.

SCHEDULE III

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262. APPRAISAL RIGHTS

        (a)    Any stockholder of a corporation of the State of Delaware who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)    Appraisal rights shall be perfected as follows:

          (1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)    If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 89, L. '01, eff. 7-1-01.)

EXHIBIT INDEX

(a)(1)	Press Release, dated December 30, 2002, issued by Worldport.
(a)(2)	Letter dated January 7, 2002 to holders of common stock of Worldport (included with Schedule 14D-9 mailed to such holders).
(a)(3)	Press Release, dated January 7, 2002 issued by Worldport.
(a)(4)	Offer to Purchase, dated December 23, 2002 (previously filed as Exhibit (a)(1) to the Schedule TO filed by W.C.I. on December 23, 2002, and incorporated herein by reference).
(a)(5)	Letter of Transmittal (previously filed as Exhibit (a)(2) to the Schedule TO filed by W.C.I. on December 23, 2002 and incorporated herein by reference).
(a)(6)	High Ridge Partners, Inc. analysis of Worldport assets and liabilities as of November 30, 2002 (included as Schedule II to this Schedule 14D-9).
(e)(1)
Certificate of Incorporation of Worldport, as amended (previously filed as Exhibit 3.1 to Worldport's Form 10-KSB/A dated August 8, 1998 for the fiscal year ended December 31, 1997, and incorporated herein by reference).
(e)(2)
Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of the Company, dated March 6, 1998 (previously filed as Exhibit 4.1 to Worldport's Form 10-QSB dated May 15, 1998 for the fiscal quarter ended March 31, 1998 and incorporated herein by reference).
(e)(3)
Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Company, dated December 29, 1998 (previously filed as Exhibit 4.1 to Worldport's Form 8-K dated December 31, 1998 and incorporated herein by reference).
(e)(4)
Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 2, 1999 (previously filed as Exhibit 3.1 to Worldport's Form 10-Q dated November 15, 1999 for the fiscal quarter ended September 30, 1999 and incorporated herein by reference).
(e)(5)
Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of the Company, dated July 13, 1999 (previously filed as Exhibit 4.2 to Worldport's Form 8-K, dated July 15, 1999 and incorporated herein by reference).
(e)(6)
Certificate of Designation, Preferences and Rights of Series G Convertible Preferred Stock of the Company, dated July 21, 2000 (previously filed as Exhibit 4.1 to Worldport's Form 10-Q dated August 14, 2000 for the fiscal quarter ended June 30, 2000 and incorporated herein by reference).
(e)(7)	Bylaws of Worldport, as amended (previously filed as Exhibit 3.2 to Worldport's Form 10-Q dated August 14, 2002 for the fiscal quarter ended June 30, 2002 and incorporated herein by reference).
(e)(8)
Joint Venture and Securityholders Agreement by and among W.C.I. Acquisition Corp., the Heico Companies, L.L.C. and J O Hambro Capital Management Limited, dated December 23, 2002 (previously filed as Exhibit (d) to the Schedule TO filed by W.C.I. on December 23, 2002 and incorporated herein by reference).
(g)	Not applicable.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
SCHEDULE I
SCHEDULE II
HIGH RIDGE PARTNERS, INC.
SCHEDULE III SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
EXHIBIT INDEX